

2022

ANNUAL REPORT



Northrim BanCorp, Inc.

MESSAGE TO SHAREHOLDERS



GROWTH. PROFITABILITY. CREDIT QUALITY. STRENGTH OF CORE BANKING OPERATIONS. INVESTMENT IN PEOPLE AND INFRASTRUCTURE. THESE WERE KEY THEMES FOR NORTHRIM BANK (THE BANK) IN 2022.

Strong net interest income along with core loan growth supported record 2022 earnings in our Community Banking segment. We continued to grow our core loan portfolio throughout the state with 15 percent growth in 2022, which built upon 14 percent growth in 2021 and 9 percent growth in 2020.

In addition, our credit quality metrics are among the best in the Bank's history. Our 2022 non-performing assets decreased to $6.4 million, compared to $10.8 million in 2021. Due in part to loan growth, our 2022 results included a provision for credit losses expense of $1.8 million, compared to a $4.1 million reversal of the provision expense in 2021.

Loan growth, in tandem with the structure of our balance sheet, helped to increase our net interest income by 18 percent in 2022, as compared to the prior year. Net interest margin expanded to 3.85 percent in 2022, a 27 bps increase from 2021, primarily due to higher yields on portfolio loans, and long- and short-term investments. Our net interest margin remains above peer average.

Rising mortgage interest rates caused a slowdown of the housing market, and lending activity at our wholly-owned subsidiary, Residential Mortgage, LLC, (Residential Mortgage) decreased in 2022. This was partially offset by a 51 percent increase in net revenue from our home mortgage servicing portfolio from a year ago.

Residential Mortgage expanded operations into the Pacific Northwest and Southwest, and attracted experienced, talented loan originators, positioning the company for increased loan volume in the future.

Our 2022 net income decreased 18 percent to $30.7 million in 2022, as compared to 2021. Impacts from the increased provision for credit losses, along with decreased fee and interest income from the Paycheck Protection Program (PPP), and decreased production at Residential Mortgage were partially offset by our core loan growth and margin increase.

Total Bank assets at year-end were $2.67 billion, down 2 percent from the prior year. Liquidity levels remain high, and Northrim continues to maintain capital levels in excess of the regulatory requirements to be categorized as "well-capitalized."

We increased our shareholder dividends by 21 percent in 2022, and continued our stock repurchase program. Despite the overall market decrease in 2022, our share price increased 26 percent, which is one of the highest in our peer group.

Our 2022 growth is the result of efforts to develop new customer relationships and deepen existing relationships. We opened a loan production office in the Northwest Alaska hub of Nome in March 2022, and then expedited the opening of a temporary branch

in December to meet community needs in the aftermath of storms that devastated the region. We also undertook construction of a branch in Kodiak, Alaska, expanding the presence of the loan production office we opened there in 2020. To support our growth into new markets, we attracted local bankers with longevity in their communities and expertise in key industries.

We continue to develop full banking relationships with the more than 2,300 new customers we acquired during the PPP loan process. We also focused on expanding and enhancing products and services, including several new Treasury Management offerings designed to increase customer efficiency, savings and security.

As part of ongoing efforts to be an employer of choice, we enhanced our employee benefits, including paid parental leave, a dedicated wellness day, increased tuition assistance and compensation adjustments.

We created the Northrim Management Academy to prepare employees for future leadership opportunities, and the Commercial Banker Trainee Program to help us develop the next generation of bankers.

Looking back at 2022, we are proud of the talent, attitude, cooperation, collaboration and expertise of all of our employees as we work together to serve the needs of our customers and our communities.



JOE SCHIERHORN
Chairman, President, CEO and COO,
Northrim BanCorp, Inc.
Chairman and CEO,
Northrim Bank

MIKE HUSTON
President and Chief Lending Officer,
Northrim Bank

ROOTED IN ALASKA

Northrim has been rooted in Alaska since inception – and we've remained focused on serving Alaskans and strengthening our state ever since. We understand the opportunities and challenges of living and working here, and are committed to proactively serving the unique needs of Alaskans and the businesses that power the Last Frontier. This Alaska focus, adaptability and responsiveness has provided a strong foundation for the Bank's growth.

Expanding our branch network into new areas of Alaska is one example of how we do things differently. While we offer the convenience and security of online and mobile banking, we also understand that our customers want the benefits of an in-person branch – and we strive to offer them that balance.

In March 2022, we opened a loan production office in Nome, which is an important hub for the people and businesses of Northwest Alaska. We planned to open a full-service branch in early 2023, however, the devastation wreaked by Typhoon Merbok late last year created a critical need for banking services in the community. Northrim received expedited permission under a disaster relief, "regulatory relief exception" from the FDIC to open

a temporary branch, and departments across the Bank quickly came together, accelerating the opening of our 18th branch. A larger, permanent financial center will follow in 2023.

In 2022, we also began construction of a full-service financial center in Kodiak, building upon the successful presence of the loan production office we opened there in March 2020. The Kodiak branch opened in February 2023.

As part of our infrastructure investments, we also completed a Sustainability Master Plan to address the infrastructure of our 52-year-old headquarters building in Anchorage. Revitalization will include implementing energy efficiencies and the use of renewable resources.

> *We are committed to proactively serving the unique needs of Alaskans and the businesses that power the Last Frontier.*



Photo: CITC

2022 FINANCIAL SNAPSHOT[1]

Years Ended December 31
(In thousands, except per share data and shares outstanding amounts)

	2022	2021	2020	2019	2018	2017	Five-Year Compound Growth Rate
Net interest income	$95,115	$80,827	$70,665	$64,442	$61,208	$57,678	11%
Provision (benefit) for credit losses	1,846	(4,099)	2,432	(1,175)	(500)	3,200	(10)%
Other operating income	34,077	52,263	63,328	37,346	32,167	40,474	(3)%
Compensation expense, RML acquisition payments	–	–	–	468	–	130	(100)%
Other operating expense	88,852	89,196	89,114	76,370	69,800	71,023	5%
Income before provision for income taxes	$38,494	$47,993	$42,447	$26,125	$24,075	$23,799	10%
Provision for income taxes	7,753	10,476	9,559	5,434	4,071	10,321	(6)%
Net Income	30,741	37,517	32,888	20,691	20,004	13,478	18%
Less: Net income attributable to noncontrolling interest	–	–	–	–	–	327	(100)%
Net income attributable to Northrim Bancorp, Inc.	$30,741	$37,517	$32,888	$20,691	$20,004	$13,151	19%
Year End Balance Sheet							
Assets	$2,674,318	$2,724,719	$2,121,798	$1,643,996	$1,502,988	$1,518,596	12%
Loans	1,501,785	1,413,886	1,444,050	1,043,371	984,346	954,953	9%
Deposits	2,387,211	2,421,631	1,824,981	1,372,351	1,228,088	1,258,283	14%
Shareholders' equity	218,629	237,817	221,575	207,117	205,947	192,802	3%
Common shares outstanding	5,700,728	6,014,813	6,251,004	6,558,809	6,883,216	6,871,963	(4)%
Average Balance Sheet							
Assets	$2,641,008	$2,432,599	$1,936,047	$1,555,707	$1,493,385	$1,511,052	12%
Earning assets	2,469,383	2,260,778	1,758,839	1,386,557	1,346,449	1,367,203	13%
Loans	1,415,125	1,478,318	1,339,908	1,010,098	971,548	981,001	8%
Deposits	2,354,881	2,125,080	1,638,216	1,276,407	1,227,272	1,248,333	14%
Shareholders' equity	224,773	239,214	211,721	208,602	201,022	193,129	3%
Basic common shares outstanding	5,765,088	6,180,801	6,354,687	6,708,622	6,877,573	6,889,621	(4)%
Diluted common shares outstanding	5,829,412	6,249,313	6,431,367	6,808,209	6,981,557	6,977,910	(4)%
Per Common Share Data							
Basic earnings	$5.33	$6.07	$5.18	$3.08	$2.91	$1.91	23%
Diluted earnings	$5.27	$6.00	$5.11	$3.04	$2.86	$1.88	23%
Book value per share	$38.35	$39.54	$35.45	$31.58	$29.92	$28.06	6%
Tangible book value per share[2]	$35.55	$36.88	$32.88	$29.12	$27.57	$25.70	7%
Cash dividends per share	$1.82	$1.50	$1.38	$1.26	$1.02	$0.86	16%
Performance Ratios							
Return on average assets	1.16%	1.54%	1.70%	1.33%	1.34%	0.87%	6%
Return on average equity	13.68%	15.68%	15.53%	9.92%	9.95%	6.81%	15%
Equity/assets	8.18%	8.73%	10.44%	12.60%	13.70%	12.70%	(8)%
Tangible common equity/tangible assets[3]	7.62%	8.19%	9.76%	11.73%	12.76%	11.75%	(8)%
Net interest margin	3.85%	3.58%	4.02%	4.65%	4.55%	4.22%	(2)%
Net interest margin (tax equivalent)[4]	3.89%	3.60%	4.05%	4.70%	4.60%	4.28%	(2)%
Non-interest income/total revenue	26.38%	39.27%	47.26%	36.69%	34.45%	41.24%	(9)%
Efficiency ratio[5]	68.76%	66.99%	66.47%	75.43%	74.68%	72.39%	(1)%
Dividend payout ratio	34.17%	25.02 %	26.66 %	40.79%	35.08%	45.44%	(6)%
Asset Quality							
Nonperforming loans, net of government guarantees	$6,430	$10,672	$10,048	$13,951	$14,694	$21,411	(21)%
Nonperforming assets, net of government guarantees	6,430	15,031	16,289	19,946	22,619	28,729	(26)%
Nonperforming loans, net of government guarantees/portfolio loans	0.43%	0.75%	0.70%	1.34%	1.49%	2.24%	(28)%
Net charge-offs (recoveries)/average loans	(0.08)%	0.07%	0.03%	(0.07)%	0.15%	0.15%	NM
Allowance for credit losses/portfolio loans	0.92%	0.83%	1.46%	1.83%	1.98 %	2.25%	(16)%
Nonperforming assets, net of government guarantees/assets	0.24%	0.55%	0.77%	1.21%	1.50%	1.89%	(34)%
Other Data							
Effective tax rate[6]	20%	22%	23%	21%	17%	43%	(14)%
Number of banking offices[7]	19	18	17	16	16	14	6%
Number of employees (FTE)[8]	469	451	438	431	430	429	2%

5-YEAR PICTURE

NET INCOME ATTRIBUTION TO NORTHRIM BANCORP, INC. (IN THOUSANDS)



2018	2019	2020	2021	2022
20,004	20,691	32,888	37,517	30,741

TOTAL ASSETS (IN THOUSANDS)



2018	2019	2020	2021	2022
1,502,988	1,643,996	2,121,798	2,724,719	2,674,318

PORTFOLIO LOANS (IN THOUSANDS)



2018	2019	2020	2021	2022
984,346	1,043,371	1,444,050	1,413,886	1,501,785

Core Loans

TOTAL DEPOSITS (IN THOUSANDS)



2018	2019	2020	2021	2022
1,228,088	1,372,351	1,824,981	2,421,631	2,387,211

LEADING GROWTH ACROSS ALASKA

In addition to our branch network, we are also growing our market share and loan portfolio across Alaska. The most recent FDIC deposit market share report for Alaska banks shows that Northrim increased its market share by 36 percent over the past five years. We are proud to be among the few Alaska financial institutions making consistent progress in this area.

We are also steadily growing our loan portfolio with high-quality customers in markets across the state. Our 15 percent core loan growth in 2022 marked the second year in a row of double-digit loan growth, while our credit quality metrics continued to improve.

We approach lending with a mindset focused on strengthening the state, creatively solving challenges and helping businesses thrive. Our participation in Alaska's first Commercial Property Assessed Clean Energy (C-PACE) financed project in 2022 is one example. Working with a customer, a national lender and the Municipality of Anchorage, Northrim was the local lender for the state's first C-PACE loan, which financed the retrofit of a four-story Anchorage office building. With the energy-efficiency upgrades, the building's energy usage is projected to decrease by 42 percent a year.

Similar to how we responded to the Paycheck Protection Program in 2020, our lending team saw the potential of the C-PACE program to benefit our customers and community. We dedicated the time to become experts in this innovative type of financing, and look forward to being a continued leader in developing C-PACE projects across Alaska.

We were also proud to be recognized in 2022 by the U.S. Small Business Association (SBA) as the 2021 Alaska Lender of the Year, marking the third year in a row the Bank has received either the Alaska Lender of the Year or Community Lender of the Year award. This award recognizes our commitment to providing financial assistance to Alaska's small business owners.

> *Our 15 percent loan growth in 2022 marked the second year in a row of double-digit core loan growth, while our credit quality metrics continued to improve.*



A MODEL FOR SUCCESS



Our model of hiring local leaders with relationships in the community, expertise in their industry and a shared commitment to serving customers has proven to be very successful. We have seen significant growth in markets across Alaska as our team leverages their knowledge and long-term relationships to attract quality customers to the Bank. We also continue to earn many customer referrals, which have led to a number of businesses moving their banking relationship to Northrim.

Another key to our success is monitoring our customers' needs and responding with products and services to help them succeed. Our Jump-Up CDs and Treasury Management products are two examples of how we work to gain new customers and add value to existing ones.

TOTAL CAPITAL RATIO



2018	2019	2020	2021	2022
16.73%	15.63%	15.46%	14.79%	13.64%

NONPERFORMING ASSETS, NET OF GOVERNMENT GUARANTEES (IN THOUSANDS)



	2018	2019	2020	2021	2022
Percent	1.50%*	1.21%	.77%	.55%	.24%
Value	22,619	19,946	16,289	15,031	6,430

* Nonperforming assets, net of government guarantees divided by total assets

In a rising interest rate environment, we understand that customers expect to see more return on their dollars. We responded by creating products that incentivize customers to keep their deposits at Northrim, while allowing them to take advantage of higher rates.

We also enhanced our Treasury Management products to help our business customers increase efficiency, save money and combat fraud. We implemented a Commercial Purchase

Card program designed to increase customers' efficiency and introduced integrated payables, a payment solution that streamlines the vendor payment process.

Our Treasury Management customers are served by a dedicated team, and we attracted additional talent to enhance service to these businesses and further develop this area of the Bank.

COMPOSITION OF NORTHRIM BANCORP EQUITY | (IN MILLIONS) CAPITAL AS OF DEC. 31, 2022



Total Capital Raised	$45	
Cumulative Earnings		$360
Cumulative Dividends Paid	($106)	
Repurchases, Equity Compensation, Costs of Capital Raises, and Other	($80)	
Total Equity	$219	

LOAN PORTFOLIO (AS OF DEC. 31, 2022)



Commercial Real Estate | 46%
Commercial and Industry | 41%
Construction | 8%
Consumer | 5%

DEPOSITS (AS OF DEC. 31, 2022)



Demand Deposits | 34%
Interest-Bearing Demand Deposits | 32%
Savings Deposits | 13%
Money Market Deposits | 13%
Time Deposits | 8%

PROVIDING THE BEST TO RETAIN THE BEST

The Bank's success is closely tied to our employees' success, and we place a high priority on monitoring and responding to the needs of our people. Driven by our vision to be an employer of choice, we focus on providing the best for our employees so we can recruit and retain key performers.

Based on the results of our annual 2022 employee survey, we identified and implemented enhanced benefits, offering paid parental leave, increasing tuition assistance and providing a dedicated wellness day for employees to focus on their mental and physical health. We also implemented a special compensation adjustment to ensure we maintain our vision to be Alaska's premier bank and employer of choice.

We were proud to be recognized by the Alaska Journal of Commerce as one of the Best Workplaces in Alaska in 2022. This external recognition reinforces the findings of our employee surveys.

Recognizing the need to draw interest in banking careers, develop new talent and provide opportunities for employees to grow as the Bank grows, we created the Northrim Management Academy and the Commercial Banker Trainee Program. Through the year-long Management Academy, employees gain knowledge and skills to grow professionally and move into leadership positions. The Trainee Program offers university students and new Bank hires exposure to and experience in the banking industry, with the goal to attract the next generation of bankers.

We focus on providing the best for our employees so we can recruit and retain key performers



TIMBERWOLF VENTURES, INC.


TROVE
TROVE


BLUE DIAMOND
TROVE


JUNEAU
Alaska


SOUVENIRS
JUNEAU ALASKA
EXPLORE
Mountains ARE CALLING AND I MUST GO
Happy TRAILS JUNEAU, ALASKA
JUNEAU ALASKA
I Love You to ALASKA


BETWEEN EVERY TWO PINES IS A DOORWAY TO A NEW WORLD
JOHN MUIR
ALASKA

"A forward-looking team for small businesses"

The Alaska Shirt Company, housed in a bright, cheery building adjacent to the tram terminal at the base of Mount Roberts, is one of the first places passengers see as they disembark the cruise ships in downtown Juneau, Alaska's capital city.

The store, established in 1995 by Michael Tripp, CEO of Timberwolf Ventures, Inc., and his business partners, prides itself on sourcing the best souvenirs for the Southeast Alaska community's one million plus annual visitors.

When rumblings of a pandemic began in early 2020, Tripp and his team knew they would need to be proactive to protect their tourism-driven business. Working with Northrim, "We put together a financial plan/loan package to carry our company through this storm and had it buttoned up even before the federal, state and local programs came into view," Tripp said. "My goal was to have enough working capital to survive a zero-passenger season in 2020 and plan for some sort of rebound in 2021. Our loan officer, Jaime Kissner, and the rest of the Northrim team helped to make that a reality."

"I sincerely doubt that any other bank would have acted as quickly and decisively to support a customer like Northrim did," he added. "It is a testament to the forward-thinking that this team has when it comes to small businesses."

The planning paid off. Today, the company is not only back in business – it's growing. In addition to the flagship Alaska Shirt Company, Tripp and his partners also own Trove, a high-end gift shop catering to Juneau's local clientele. Construction is also underway on a new building in Juneau's historic district, where a "new concept" Alaska Shirt Company will debut in spring 2023.

"We want to continue making investments and creating new businesses in Juneau," Tripp said. "When you realize how many people want to make Juneau their home and how locals support quality businesses, it is a testament to the power of the local economy even before you consider the other financial engine that is tourism. We see many opportunities ahead and know that with the power of our relationship with Northrim, we should thrive."

DOING WHAT IS RIGHT

Northrim has been committed to doing what is right for our customers, employees, communities and shareholders since day one. In September 2022, we formalized our commitment with the adoption of an environmental, social and governance (ESG) policy. In early 2023, we released our second ESG report, which details our hard work and achievements in these areas.

Highlights of the ESG report include community giving, which has always been a central part of Northrim's culture. In 2022, we reached a significant milestone: The combined giving of the Bank and our employees last year exceeded $1 million. This total included $141,000 raised for the annual United Way Campaign in support of local communities throughout Alaska and Washington state, as well as contributions to organizations involved in youth development, Alaska Native culture and issues, economic development and higher education.

Employees throughout the Bank, from executive management to frontline employees, are also encouraged to be active volunteers in their communities. In a return to pre-pandemic levels of support, Northrim employees volunteered more than 2,100 hours in their local communities last year.

From leading financial literacy classes, to organizing food drives, to painting homes as part of an affordable housing project, to working with neighborhood schools, our employees are involved in a wide variety of activities that are near and dear to their hearts. Employees also serve in leadership roles with nonprofit and industry organizations, sharing their expertise in the community.

In 2022, we reached a significant milestone: The combined giving of the Bank and our employees last year exceeded $1 million.


Northrim Bank
northrim.com
ANCHORAGE DOWNTOWN PARTNERSHIP
Northrim Bank


Best Workplaces Alaska 2022
Standing Together
Best Workplaces Alaska 2022

LEGACY FUNERAL HOMES









"Serving others is what I get to do every day"

When Jared Dye purchased six funeral homes in Alaska in 2006, he knew he had found a way to make a difference.

"There is something to be said about a family-owned business and what it can provide," said Dye, president and owner of Legacy Funeral Homes. "This business can be so delicate, it requires the feelings and care of a family-owned business."

Today, Legacy operates 14 funeral homes across Alaska, as well as provides cremation services and advance planning to Alaskan families.

"We've doubled in size and in the number of families we care for and serve. This brings me to why I do what I do: I love to serve others. And what a time to be at someone's side to serve them as when they have lost the most important person in their lives. Caring and serving others is what I get to do every day," Dye said, adding that as a family-owned business, it is not uncommon to see his children working alongside him.

Northrim has had the privilege of helping Legacy grow over the years, starting in 2011 when the Bank assisted Dye with several business acquisitions. In 2022, Legacy moved its entire banking and lending relationship to Northrim. In addition to refinancing existing loans last year, Legacy was also the first business to implement Northrim's new Commercial Purchase Card program.

"We have around 50 employees and about 20 credit cards are used throughout the state, so there are lots of transactions to account for. By working together with Northrim, we were the first to use this system. It's been a huge help to us," Dye said.

A shared commitment to serving Alaskans is a key reason Dye chose to work with Northrim.

"I believe in Alaska and keeping it strong. I learned from the time that I moved here that Northrim believed in Alaska too, so I always felt we had this connection," he said. "When I began this latest acquisition, I knew that I wanted a local bank to help me through."

In addition to our core community banking activities, Northrim has interests in other businesses, including home mortgage lending, purchased receivables financing and wealth management. These investments allow us to provide additional services to our customers, while diversifying our revenue sources and adding strength to our non-interest income. Other operating income contributed $34.1 million, or 26 percent of 2022 revenues, as compared to $52.3 million, or 39 percent of revenues in 2021.



RESIDENTIAL
MORTGAGE, LLC
NMLS #167729



Northrim
Funding Services

Residential Mortgage

With offices throughout Alaska, our wholly-owned subsidiary, Residential Mortgage Lending, LLC, provides financing and refinancing for prospective and current homeowners. Production decreased in 2022 due to rising mortgage interest rates, which more than doubled during the year.

The company took the slowdown as an opportunity to position itself for future growth by expanding into new areas, opening offices and hiring experienced, local loan originators in several locations in the Pacific Northwest and Southwest. Residential Mortgage was able to expand in a cost-effective way by using current employees to support the production of the new loan originators. The company also reviewed and adapted its mortgage products, developing new programs to meet the needs of homebuyers in the current interest rate environment.

We continue to take advantage of opportunities to streamline operations at both Residential Mortgage and the Bank, increasing efficiencies by leveraging expertise and merging processes.

During 2022, Residential Mortgage promoted its Chief Operating Officer (COO), Mike Baldwin, to the joint position of President and COO.

Northrim Funding Services

Northrim Funding Services, a division of the Bank, purchases the accounts receivable of capital-constrained small to mid-size businesses, as well as businesses experiencing rapid growth or change. The division also offers financial solutions to transition customers back to other bank lending programs.

Northrim Funding Services' activity decreased in 2022 due to large amounts of liquidity in the financial system. The division contributed $2.0 million to other operating income in 2022, compared to $2.3 million in 2021.

We continued to invest in Northrim Funding Services, utilizing our information technology team to develop a custom, web-based operating system that offers significant improvements to workflows, integrations, document scanning and reporting. The new solution allows Northrim Funding Services to scale operations more efficiently and provides a platform for future expansion.

Other operating income contributed $34.1 million, or 26 percent of 2022 revenues, as compared to $52.3 million, or 39 percent of revenues in 2021.





Northrim Investment Services

Northrim Investment Services offers investment services through Elliott Cove Capital Management and insurance products via Elliott Cove Insurance Agency. Through this relationship, our business and individual customers can access a range of relevant financial products and services.



Pacific Portfolio

Pacific Wealth Advisors is the holding company for Pacific Portfolio Consulting, LLC, and Pacific Portfolio Trust Company (Pacific Portfolio). Founded in 1992 and part of the Northrim family since 2006, Pacific Portfolio is an independent wealth management and investment advisor serving high-net-worth individuals and families, institutions, foundations, and trustee- or participant-directed retirement plans in Alaska and the Pacific Northwest.

In late 2022, Pacific Portfolio finalized the acquisition of Conway Jarvis, LLC, a Seattle-based firm with approximately $350 million in assets under advisement. The combined firm now has approximately $4 billion in assets under advisement. The acquisition is part of Pacific Portfolio's strategic plan and vision to continue expanding its comprehensive wealth management and investment advisory services on an independent and multi-generational ownership platform.

The company contributed $168,000 to Northrim's other operating income in 2022, compared to $92,000 in 2021.



CUSTOMER FIRST SERVICE AWARD

We continue to be inspired and motivated by the stories of our Customer First Service Award winners, who are nominated by customers and co-workers for their above-and-beyond attitude and actions.

Each quarter, we recognize two Northrim team members who have demonstrated positive attitudes and genuine passion for caring for their customers, co-workers and communities. While each story is unique, they all share the Northrim value of providing Superior Customer First Service: showing sincere appreciation for our customers, and building lasting relationships through professional, prompt and caring service.

This culture of caring is strong throughout the organization, from our branches to our board room. We are grateful for the members of our board of directors, executive leadership and senior management, who model the care, cooperation and collaboration that has helped the Bank grow and succeed over our 32-year history.



Mariah Sullivan
Commercial Banker Trainee, Commercial Loans

Jyah Gitomer
Call Center Manager, Call Center

Astrid Erdman
Treasury Management Consultant, Treasury Management Services

Diana Soliday
Branch Manager, Wasilla Financial Center

Alysia Isaako
Treasury Management Associate, Treasury Management Services

AlLecia Casey
Treasury Management Associate

Mary Castro
Loan Administrative Team Lead, Loan Documentation



Benjamin Craig
EVP, Chief Information Officer

Mike Huston
President and Chief Lending Officer

Joe Schierhorn
Chairman and CEO

Amber Zins
EVP, Chief Operating Officer

Jed Ballard
EVP, Chief Financial Officer

EXECUTIVE LEADERSHIP

We were pleased to promote two employees within the executive team in 2022. Mike Huston was promoted to President and Chief Lending Officer, in recognition of his successful efforts to develop high-performing loan teams throughout the Bank and across the state, resulting in growth across all markets.

Amber Zins was promoted to Executive Vice President and Chief Operating Officer. As a Certified Public Accountant, and former Chief Administrative Officer, Internal Audit Manager and Human Resources Director, Amber brings broad financial management and operational experience to the position.

We also welcomed an experienced attorney to our senior management team, recruiting Stefan Saldanha to the Bank as Senior Vice President, General Counsel and Corporate Secretary.



TJ Alinen
SVP, Human Resources Director



Audrey Amundson
SVP, Director of Accounting, Treasury & Financial Planning



Katie Bates
SVP, Director of Business Applications & Digital Channels



Ryan Caldwell
SVP, Systems & Network Manager



Catherine Claxton
SVP, Real Estate Lending Manager



Jason Criqui
SVP, Commercial Lending Manager



Mark Edwards
SVP, Chief Credit Officer and Bank Economist



Cindy Fields
SVP, Internal Audit Director



Doug Frey
SVP, Security & Business Continuity Manager



Joe Gelione
SVP, Commercial Loan Unit Manager



Carolyn Jennings
SVP, Retail Banking Director



Josh King
SVP, Division Manager, Northrim Funding Services



Tammy Kosa
SVP, Regional Market Manager



Doug Ladenburger
SVP, Director of Treasury Management Services



Nate Olmstead
SVP, Data Analytics Manager



Stefan Saldanha
SVP, General Counsel and Corporate Secretary



Kari Skinner
SVP, Marketing & Communications Director



Erick Stoeckle
SVP, Enterprise Architecture Manager



Mhay Sy
SVP, Special Credits and Loan Servicing Manager



Latosha Taylor
SVP, Corporate Accounting Manager



Kevin Tillotson
SVP, Regional Market Manager



Linda Uttech
SVP, Director of Facilities Operations



Suzanne Whittle
SVP, Compliance Manager

BOARD OF DIRECTORS



Joe Schierhorn
Director since 2016



Larry Cash
Director since 1995



Anthony Drabek
Director since 2019



Karl Hanneman
Director since 2014



David Karp
Director since 2015



Joe Marushack
Director since 2021



David McCambridge
Director since 2011
Chairman, Audit Committee



Krystal Nelson
Director since 2015
Chairman, Compensation Committee



Aaron Schutt
Director since 2018



John Swalling
Director since 2002
Lead Director,
Chairman, Governance & Nominating Committee



Linda Thomas
Director since 2014



David Wight
Director since 2006

Our Board of Directors is composed of Alaska business leaders representing industries and communities across the state. We are grateful for their diverse perspectives and guidance as they add strength to our organization and help guide the direction and continued success of the Bank.

Joe Schierhorn
Chairman, President, CEO and COO, Northrim BanCorp, Inc.
Chairman, and CEO, Northrim Bank

Larry Cash
Founder and Chair, RIM Architects, LLC (President, 1986-2016)
Executive Committee/Director, Anchorage Economic Development Corporation (Emeritus)
Member/Manager of RIM Investments, LLC
Board Trustee of Alaska Pacific University (Emeritus)

Anthony Drabek
Director, Koniag, Inc., an Alaska Native Corporation, since 2019; Secretary since 2021
President and CEO, Natives of Kodiak, Inc., an Alaska Native Corporation, 1989-2010

Karl Hanneman
CEO and Director, International Tower Hill Mines Ltd. (COO 2015-2016, Alaska General Manager 2010-2015)
Director, Fairbanks Chamber of Commerce, 2010-2020
Director, Usibeli Coal Mine, Inc., since 2011
Director, Sunshine Silver Mining & Refining Corp., 2018-2019
Director, Gatos Silver, Inc., since 2020

David Karp
SVP, Managing Director, Alaska Saltchuk, since 2019
President and CEO, Northern Aviation Services, Inc., 2011-2018
Director, Alaska Communications Systems, Inc., 2011-2021
Community Advisory Board Chair, Alaska Communications Systems, Inc., since 2022
Director, Anchorage Economic Development Corporation
Director, Alaska Resource Education

Joe Marushack
Board Member, Yellowstone Forever, 2015-2022
President, ConocoPhillips Alaska, 2015-2021
President, ConocoPhillips Asia, Pacific and Middle East, 2012-2015
President, ConocoPhillips Canada, 2010-2012
President, ConocoPhillips Australia, 2007-2010

David McCambridge
Audit Partner, KPMG LLP, 1978-2010
Director and Treasurer, the Tanaka Foundation, 1985-2015
Director, Great Alaska Council Boy Scouts of America, 1993-2012
Director, Alaska Kidney Foundation, 1999-2020 and President

Krystal Nelson
EVP and COO, Bering Straits Native Corporation, since 2014
SVP and COO, Ahtna Engineering Services, 2007-2014
Recipient of the Alaska Top 40 under 40 Award, 2004
Director, Resource Development Council, since 2022

Aaron Schutt
Director, Resource Development Council, since 2022
President and CEO, Doyon Limited, an Alaska Native Corporation, since 2011 (COO 2008-2011 and SVP 2006-2011)
Director, Akeela, Inc., since 2001 and Chair, since 2018
Recipient of the William A. Egan Alaskan of the Year Award, 2021
Member of the University of Alaska Fairbanks Advisory Board, since 2021
Director, Alaska Native Heritage Center, 2012-2019
Director, ANCSA Regional Association and Chair, since 2018
Board of Managers for Doyon Utilities, LLC, since 2007

John Swalling
Founder, Swalling & Associates, PCC, an accounting firm, 1991-2019
Director of Swalling Construction Co., Inc., 1975-2018
Ernst & Young LLP, Partner, 1984-1991
Director and past Chairman, Providence Health & Services Alaska, 1998-2019
Director and past Chairman, Visit Anchorage, 1986-2019
Director and President, CIVIC Ventures, 2005-2019
Director, Commonwealth North, 2002-2020

Linda Thomas
CEO and Director, Alaskan Brewing & Bottling Co. and its subsidiaries, since 2016, CFO, 1994-1996, COO 1996-2016
Member and Past President, Juneau Chamber of Commerce, since 2002
Board Member, League of Women Voters, since 2021

David Wight
President and CEO, Alyeska Pipeline Service Company, 2000-2005, following a 41-year career with the Amoco Corporation, which became BP in 1999
Director, Storm Cat Energy, 2006-2010
Director, Alaska Gasline Development Corporation, 2016-2022
Director, Commonwealth North
Director, United Way of Anchorage
Member and President UAA Chancellor's Advisory Board, 2002-2016

Mission

To Be Alaska's Most Trusted Financial Institution
We are committed to adding value for our customers, communities and shareholders.

Vision

To Be Alaska's Premier Bank And Employer Of Choice
We will be a leader in financial expertise, products and services, focused on continuous improvement and market growth.

Values

Proud To Be Alaskan
We are Alaskan managed. We embody Alaska's frontier spirit and values, and strongly support our communities.

Superior Customer First Service
We have a sincere appreciation for our customers. We want to build lasting customer relationships through professional, prompt and caring service.

Growth
We look for growth opportunities for our customers, our institution and our employees. We strive to be better, personally and professionally.

Integrity
We are trustworthy, reliable and ethical, and provide our customers with secure, confidential services. We do what is right.

We Are

ENGAGED
We achieve more because we are dynamic, proactive and innovative.

ACCOUNTABLE
We take personal responsibility. We do what we say we will do.

ALIGNED
We value alignment within teams and across departments. Together we are stronger.

INFORMATION & ADDRESSES

Annual Meeting:
May 25, 2023
Virtual Meeting

Stock Symbol:
Northrim BanCorp, Inc. (NASDAQ: NRIM)

Auditor:
Moss Adams LLP

Transfer Agent & Registrar:
American Stock Transfer & Trust Company LLC
(800) 937-5449, info@amstock.com

Legal Counsel:
Davis Wright Tremaine LLP
Accretive Legal, PLLC

Investor Information:
For stock information and SEC filings, copies of earnings and dividend releases, click on "Investor Relations" section at northrim.com

Investor Requests:
Call our Corporate Secretary at (907) 562-0062 or write
Corporate Secretary, Northrim Bank
PO Box 241489, Anchorage, AK 99524-1489

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission, or any other regulatory authority.

An Equal Opportunity and Affirmative Action Employer. Qualified applicants and employees receive consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, age, national origin, physical or mental disability, protected veteran status, pregnancy, parenthood, marital status, changes in marital status, genetic information or any other status protected by federal, state or local law.

Cautionary Note Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are not historical facts. These forward-looking statements are, in effect, management's attempt to predict future events, and thus are subject to various risks and uncertainties. Readers should not place undue reliance on forward- looking statements, which reflect management's views only as of the date hereof. When used herein, the words "anticipate," "believe," "estimate," "expect," and "intend" and words or phrases of similar meaning are intended to help identify forward-looking statements. Although we believe that management's expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct as forward- looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in our filings with the Securities and Exchange Commission. Forward-looking statements contained herein are made only as of the date of this report, and Northrim does not undertake any obligation to release revisions to these forward- looking statements to reflect events or conditions after the date of this report.

Financial Snapshot Endnotes:
1 These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the 2022 Form 10-K.
2 Tangible book value per share is a non-GAAP ratio defined as shareholders' equity, less intangible assets, divided by common shares outstanding. Management believes that tangible book value is a useful measurement of the value of the Company's equity because it excludes the effect of intangible assets on the Company's equity. See reconciliation to book value per share, the most comparable GAAP measurement included in the 2022 Form 10-K.
3 Tangible common equity to tangible assets is a non-GAAP ratio that represents total equity less goodwill and intangible assets divided by total assets less goodwill and intangible assets. Management believes this ratio is important as it has received more attention over the past several years from stock analysts and regulators. The most comparable GAAP measure of shareholders' equity to total assets is calculated by dividing total shareholders' equity by total assets. See reconciliation to shareholders' equity to total assets included in the 2022 Form 10-K.
4 Tax-equivalent net interest margin is a non-GAAP performance measurement in which interest income on non-taxable investments and loan is presented on a tax-equivalent basis using a combined federal and state statutory rate of 28.43% in 2018 through 2022 and 41.11% in 2017. Management believes that tax-equivalent net interest margin is a useful financial measure because it enables investors to evaluate net interest margin excluding tax expense in order to monitor our effectiveness in growing higher interest yielding assets and managing our costs of interest bearing liabilities over time on a fully tax equivalent basis. See reconciliation to net interest margin, the comparable GAAP measurement included in the 2022 Form 10-K.
5 In managing our business, we review the efficiency ratio exclusive of intangible asset amortization, which is a non-GAAP performance measurement. Management believes that this is a useful financial measurement because we believe this presentation provides investors with a more accurate picture of our operating efficiency. The efficiency ratio is calculated by dividing other operating expense, exclusive of intangible asset amortization, by the sum of net interest income and other operating income. Other companies may define or calculate this data differently. For additional information see the "Other Operating Expense" section in Part II. Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the 2022 Form 10-K. See reconciliation to comparable GAAP measurement included in the 2022 Form 10-K.
6 The Company's 2017 results included the impact of the enactment of the Tax Cuts and Jobs Act, which was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate tax system, including a Federal corporate rate reduction from 35% to 21%. In 2017, the Company applied the newly enacted corporate federal income tax rate of 21%, reducing the value of the Company's net deferred tax asset, resulting in approximately a $2.7 million increase in tax expense. In 2018, the Company finalized changes related to the reduction in the federal tax rate which resulted in a $470,000 reduction in tax expense.
7 Number of banking offices does not include RML locations. 2022 number of banking offices includes 18 full service branches and 1 loan production office. 2021 number of banking offices includes 17 full service branches and 1 loan production office. 2020 number of banking offices includes 16 full service branches and 1 loan production office. 2018 number of banking offices includes 15 full service branches and 1 loan production office.
8 FTE includes 336, 321, 312, 311, 320, and 314 Community Banking employees in 2022, 2021, 2020, 2019, 2018 and 2017, respectively. FTE includes 133, 130, 126, 120, 110, and 115 Home Mortgage Lending employees in 2022, 2021, 2020, 2019, 2018 and 2017, respectively.

Reconciliation of Selected Non-GAAP Financial Data to GAAP Financial Measures
These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the 2022 Form 10-K.





Anchorage

Northrim Headquarters
PO Box 241489
Anchorage, AK 99524
(907) 562-0062
(800) 478-2265 outside Anchorage
northrim.com

Eastside Community Branch
7905 Creekside Center Drive, Suite 100

Huffman Branch
1501 E. Huffman Road

Jewel Lake Branch
4000 W. Dimond Blvd., Suite 2

Lake Otis Community Branch
2270 E. 37th Avenue

Midtown Financial Center
3111 C Street

Seventh Avenue Branch
517 W. 7th Avenue, Suite 300

Southside Financial Center
8730 Old Seward Highway

West Anchorage Branch
2709 Spenard Road

Eagle River

Eagle River Branch
12812 Old Glenn Highway, Suite C-3

Fairbanks

Fairbanks Financial Center
360 Merhar Avenue
(907) 455-1111

Fairbanks West Community Branch
3637 Airport Way
(907) 452-5965

Juneau

Juneau Financial Center
2094 Jordan Avenue
(907) 790-5168

Juneau Downtown Branch
301 N. Franklin Street
(907) 586-1010

Ketchikan

Ketchikan Financial Center
2491 Tongass Avenue
(907) 225-4545

Kodiak

Kodiak Financial Center
2695 Mill Bay Road
(907) 481-1620

Nome

110 Front Street, Suite 100
(907) 261-4612

Sitka

Sitka Financial Center
315 Lincoln Street, Suite 206
(907) 747-6252

Soldotna

Soldotna Financial Center
44384 Sterling Highway, Suite 101
(907) 260-7669

Wasilla

Wasilla Financial Center
850 E. USA Circle, Suite A
(907) 376-0357

Bellevue, Washington

Northrim Funding Services
170 120th Ave. NE, Suite 202
PO Box 50245
Bellevue, WA 98015
(425) 453-1105

Home Mortgage Lending

Residential Mortgage, LLC
Headquarters
100 Calais Drive
Anchorage, AK 99503
(907) 222-8800
residentialmtg.com
10 locations statewide

Affiliated Companies

Northrim Investment Services
3111 C Street
Anchorage, AK 99503
(907) 562-0062

Pacific Portfolio Consulting, LLC and
Pacific Portfolio Trust Company
Columbia Center
701 5th Ave., Suite 6850
Seattle, WA 98104
(206) 623-6641
pacific-portfolio.com



northrim.com